

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2022

Neal S. Nackman
Chief Financial Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, New York 10018

> **Re: G-III Apparel Group, Ltd.**
> **Form 10-K for The Fiscal Year Ended January 31, 2021**
> **Filed March 26, 2021**
> **File No. 000-18183**

Dear Mr. Nackman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing